FILED PURSUANT TO RULE 424(B)(3)

File Number 333-170321

GRAHAM PACKAGING COMPANY INC.

SUPPLEMENT NO. 4 TO

PROSPECTUS DATED DECEMBER 30, 2010

THE DATE OF THIS SUPPLEMENT IS APRIL 14, 2011

ON APRIL 13, 2011, GRAHAM PACKAGING COMPANY INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date Earliest Event reported):

April 13, 2011

GRAHAM PACKAGING COMPANY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34621	52-2076126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2401 Pleasant Valley Road

York, Pennsylvania 17402

(717) 849-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8–K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a–12 under the Exchange Act (17 CFR 240.14a–12)

☐	Pre–commencement communications pursuant to Rule 14d–2(b) under the Exchange Act (17 CFR 240.14d–2(b))

☐	Pre–commencement communications pursuant to Rule 13e–4(c) under the Exchange Act (17 CFR 240.13e– 4(c))

Item 8.01.	Other Events.

On April 13, 2011, Graham Packaging Company Inc. (“Graham Packaging”) issued a press release announcing the execution of an Agreement and Plan of Merger, dated as of April 12, 2011 (the “Merger Agreement”), between Graham Packaging and Silgan Holdings Inc. (“Silgan”).

A copy of the press release is included herein as Exhibit 99.1 and is incorporated herein by reference.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of Graham Packaging concerning the proposed merger of Graham Packaging with Silgan (the “merger”) and other future events and their potential effects on Graham Packaging. Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk relating to the merger, many of which are beyond our control.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Silgan intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 containing a joint proxy statement/prospectus for the stockholders of Graham Packaging and Silgan and each of Graham Packaging and Silgan plan to file other documents with the SEC regarding the proposed merger transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GRAHAM PACKAGING’S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain, without charge, a copy of the joint proxy statement/prospectus, as well as other relevant documents containing important information about Graham Packaging and Silgan at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Graham Packaging’s stockholders will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to Graham Packaging, 2401 Pleasant Valley Road, York, PA 17402, Attention: Investor Relations, (717) 771-3220. Information about Graham Packaging’s directors and executive officers and other persons who may be participants in the solicitation of proxies from Graham Packaging’s stockholders is set forth in Graham Packaging’s annual report on Form 10-K for the fiscal year ended December 31, 2010 and Graham Packaging’s joint proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on April 30, 2010.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

Exhibit 99.1	Press Release, dated April 13, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

GRAHAM PACKAGING COMPANY INC.

Date: April 13, 2011	By:	/S/ WILLIAM E. HENNESSEY
	Name:	William E. Hennessey
	Title:	Vice President, Corporate Controller and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release, dated April 13, 2011.

Exhibit 99.1

Graham Packaging: David Bullock Chief Financial Officer (717) 849-8500 Jeff Grossman (717) 771-3220 InvestorRelations@grahampackaging.com

Graham Packaging Company to be Acquired by Silgan Holdings

YORK, PA, April 13, 2011 –Graham Packaging Company Inc. (NYSE:GRM) today announced the signing of a definitive merger agreement under which Graham Packaging will be acquired by Silgan Holdings Inc. in a cash-and-stock transaction valued at $19.56 per share, or a total of approximately $4.1 billion including assumed indebtedness. The deal is expected to close in the second half of this year.

The combined company will create a leading worldwide food and beverage franchise and a strong supplier of metal cans, closures, and rigid plastic containers. The combined company will employ over 17,000 associates in 19 countries through a network of approximately 180 plants and will have annual sales in excess of $6.2 billion. With its broad and diversified product offerings, the combined company will be better positioned to provide a portfolio of packaging solutions for its customers and more effectively service those customers ever changing needs. Likewise, the combination will help strengthen the merged entities’ ability to deliver consistent and stable earnings growth that will result in long term shareholder value accretion.

“Graham Packaging’s commitment to innovation and technology has enabled us to build a differentiated company that has become a leader in the markets that we service for our global customers”, said Mark Burgess, Graham Packaging’s CEO. “Likewise, our focus on operating excellence and disciplined business management has allowed Graham to successfully improve its performance and metrics significantly, resulting in our initial public offering last year. In combination with Silgan, we look forward to servicing customers even more effectively and providing them with sustainable and innovative packaging solutions that help them create winning products for the consumer. We are excited about the opportunities provided by the business combination and the advantages and complementary factors associated with our businesses.”

Terms of the Agreement

Under the terms of the merger agreement, each outstanding share of Graham Packaging common stock will be converted into the right to receive $4.75 in cash and 0.402 shares of Silgan common stock, subject to the terms of the merger agreement. Based on the closing price of Silgan stock as of April 12, 2011, the stock component is valued at $14.81 per share. The transaction provides immediate value to Graham Packaging shareholders through the cash component, as well as continued participation in the future prospects of the combined company through their ownership of approximately 29 percent of Silgan’s shares.

At the closing of the merger, the surviving corporation will be making an aggregate cash payment of $245 million pursuant to contractual change in control provisions in the Company’s income tax receivable agreements with Blackstone Capital Partners III L.P. and the Graham family. These agreements were entered into prior to Graham Packaging’s February 2010 IPO, and reference is made to the Company’s prior public filings for further information concerning such agreements.

The transaction was unanimously recommended by a special committee of the Graham Packaging Board of Directors and was then unanimously approved by Graham’s full Board of Directors. Consummation of the transaction is subject to customary closing conditions, including the receipt of domestic and foreign regulatory approvals and the approval of Graham Packaging and Silgan stockholders.

When the merger is completed, Graham Packaging Company L.P., which is the issuer of various series of notes, will merge with and into the surviving corporation in the merger, which corporation will succeed to such issuer’s obligations under such indebtedness.

Advisors

Simpson Thacher & Bartlett LLP served as legal counsel to Graham Packaging. Abrams & Bayliss LLP acted as legal advisor and J.P. Morgan Securities, LLC acted as financial advisor to the special committee of the board of directors of Graham Packaging.

About Graham Packaging

Graham Packaging is a leading U.S. supplier of plastic containers for hot-fill juice and juice drinks, sports drinks, drinkable yogurt and smoothies, nutritional supplements, wide-mouth food, dressings, condiments and beers; the leading global supplier of plastic containers for yogurt drinks; a leading supplier of plastic containers for liquid fabric care products, dish care products and hard-surface cleaners; and the leading supplier in the

U.S., Canada and Brazil of one-quart/liter plastic motor oil containers. Graham Packaging proforma net sales (after taking into account the acquisition of Liquid Container in September 2010), approximates $2.8 billion. The company employs over 8,100 associates in 15 countries through 97 manufacturing facilities.

About Silgan Holdings

Silgan Holdings is a leading manufacturer of consumer goods packaging products with annual net sales of approximately $3.1 billion in 2010. Silgan operates 83 manufacturing facilities in North and South America, Europe and Asia. Silgan is a leading supplier of metal containers in North America and Europe, and a leading worldwide supplier of metal, composite and plastic vacuum closures for food and beverage products. In addition, Silgan is a leading supplier of plastic containers for personal care products in North America.

Additional Information and Where to Find It:

The proposed merger transaction involving Silgan and Graham will be submitted to the respective stockholders of Silgan and Graham for their consideration. In connection with the proposed merger, Silgan will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Silgan and Graham to be filed with the Securities and Exchange Commission (the “SEC”), and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC as well. Silgan and Graham urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Silgan at 4 Landmark Square, Suite 400, Stamford, CT 06901, or from Graham at 2401 Pleasant Valley Road, York, PA 17402.

Participants in Solicitation:

Silgan, Graham and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Silgan and Graham in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Silgan and Graham in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Silgan’s executive officers and directors in its definitive proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 29, 2010. You can find more information about Graham’s executive officers and directors in its definitive proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. You can obtain free copies of these documents from Silgan and Graham using the contact information above.

Forward Looking Statements:

Information provided and statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this press release, and Silgan and Graham assume no obligation to update the information included in this press release. Such forward-looking statements include information concerning Silgan’s or Graham’s possible or assumed future results of operations. These statements often include words such as “approximately,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions and may include, but are not limited to, statements about the benefits of the proposed merger between Silgan and Graham, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Silgan’s and Graham’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Silgan’s and Graham’s control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, without limitation, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which Silgan and Graham do business; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that a regulatory approval may be obtained subject to conditions; the risk that financing for the transaction may not be available on favorable terms; and Silgan’s and Graham’s ability to accurately predict future market conditions. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Silgan’s 2010 Annual Report on Form 10-K, Graham’s 2010 Annual Report on Form 10-K and each company’s other filings with the SEC available at the SEC’s website (http://www.sec.gov). Although Silgan and Graham believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, Silgan and Graham also disclaim any obligation to update their view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this press release.